Exhibit 4.4

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED

Kimbell Royalty Partners, LP (the “Partnership,” “we,” “us,” and “our”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common units representing limited partnership interests in the Partnership (“common units”). The following description of our common units is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Fourth Amended and Restated Agreement of Limited Partnership, dated as of May 18, 2022 (the “partnership agreement”), and our Certificate of Limited Partnership, dated as of October 30, 2015 (the “certificate of limited partnership”), which we have filed or incorporated by reference to our Annual Report on Form 10-K. We encourage you to read the complete text of our partnership agreement, certificate of limited partnership and applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”).

Our Common Units

The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners holding common units under our partnership agreement.

Subject to the distribution preferences of the Class B common units representing limited partner interests in us (“Class B units”), each common unit is entitled to receive cash distributions to the extent we distribute available cash. Common units do not accrue arrearages. Our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank.

Our Class B Units

The Class B units represent limited partner interests in us. The holders of Class B units are only entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners holding Class B units under our partnership agreement. Each holder of Class B units pays five cents per Class B unit to us as an additional capital contribution for the Class B units (such aggregate amount, the “Class B Contribution” and such per unit amount, the “Class B Capital Contribution Per Unit Amount”).

The Class B units are identical to the common units, except that the Class B units (i) are entitled to receive cash distributions from operations or upon our liquidation or winding up equal to 2.0% per quarter on their respective Class B Contribution prior to distributions on our common units, (ii) are not transferable (except to certain affiliates of holders of Class B units, so long as the transferring holder of the Class B units simultaneously transfers an equal number of common units representing limited liability company interests (“OpCo common units”) in our operating subsidiary, Kimbell Royalty Operating, LLC (the “Operating Company”), to such affiliate in accordance with the limited liability company agreement of the Operating Company), (iii) are exchangeable, together with an equal number of OpCo common units, for common units, (iv) may not have the benefit of registration rights and (v) if at any time any record holder of one or more Class B units does not hold an equal number of Class B units and OpCo common units, we will issue additional Class B units to such holder or cancel Class B units held by such holder, as applicable, such that the number of Class B units held by such holder is equal to the number of OpCo common units held by such holder.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “KRP.” Our Class B units are not, and will not be, listed on any securities exchange. As of February 17, 2023, there were 64,231,833 common units outstanding and 15,484,400 Class B units outstanding.

Transfer of Common Units and Class B Units

By transfer of common units and Class B units in accordance with our partnership agreement, each transferee of common units and Class B units shall be admitted as a limited partner with respect to the class of units transferred when such transfer and admission are reflected in our books and records. Each transferee:

●	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;
●	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and
●	gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit or Class B unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Class B units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred units.

Until a common unit or Class B unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Cash Distribution Policy

Our Cash Distribution Policy

The limited liability company agreement of the Operating Company requires it to distribute all of its cash on hand at the end of each quarter in an amount equal to its available cash for such quarter. In turn, our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter in an amount equal to our available cash for such quarter. Available cash for each quarter will be determined by the Board of Directors of our general partner (the “Board of Directors”) following the end of such quarter. Available cash is defined in the limited liability company agreement of the Operating Company and our partnership agreement.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will pay cash distributions to our unitholders each quarter. Our cash distribution policy is subject to certain restrictions, including the following:

●	Our sole cash-generating asset is our membership interest in the Operating Company. Therefore, our cash flow and resulting ability to make distributions is completely dependent upon the ability of the Operating Company to make distributions.

●	Our credit agreement contains, and our future debt agreements or other securities we may issue in the future may contain, certain financial tests and covenants that we would have to satisfy. We may also be prohibited from paying distributions if an event of default or borrowing base deficiency exists under our secured revolving credit facility. If we are unable to satisfy any current or future debt agreements, we could be prohibited from paying a distribution to you notwithstanding our stated distribution policy.

●	Our business performance may be volatile, and our cash flows may be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually.
●	We do not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly distributions over time. Furthermore, none of our limited partner interests are subordinate in right of distribution payment to the common units.
●	Our general partner has the authority to establish cash reserves for the prudent conduct of our business, and the establishment of, or increase in, those reserves could result in a reduction in cash distributions to our unitholders. Neither our partnership agreement or the limited liability company agreement of the Operating Company sets a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner will be binding on our unitholders.
●	Prior to paying any distributions, we and the Operating Company will reimburse our general partner and its affiliates, including Kimbell Operating Company, LLC, a wholly owned subsidiary of our General Partner (“Kimbell Operating”), pursuant to its management services agreement discussed below, for all direct and indirect expenses they incur on our behalf. Our partnership agreement and the limited liability company agreement of the Operating Company provide that our general partner will determine the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. In addition, we have entered into a management services agreement with Kimbell Operating, which in turn has entered into separate service agreements with certain entities controlled by affiliates of certain of our founders and certain entities and individuals, including affiliates of our founders, that contributed, directly or indirectly, certain mineral and royalty interests (the “Contributing Parties”), pursuant to which they and Kimbell Operating provide management, administrative and operational services to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates, including Kimbell Operating, and to such other entities providing services to us and Kimbell Operating, will reduce the amount of cash to pay distributions to our common unitholders.
●	Prior to distributions on our common units, each holder of Class B units is entitled to receive cash distributions equal to 2.0% per quarter on their respective Class B Contribution.

●	Under Section 17-607 of the Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not pay a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.
●	We may lack sufficient cash to pay distributions to our common unitholders due to cash flow shortfalls attributable to a number of commercial or other factors as well as increases in general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

How We Pay Distributions

Our partnership agreement requires that, for the quarters ending March 31, June 30 and September 30, we distribute all of our available cash to common unitholders of record on the applicable record date by the earlier of (i) 20 business days following the publication of our results of operations with respect to such quarter or (ii) 60 days following the end of such quarter. For the quarter ending December 31, our partnership agreement requires that we distribute all of our available cash to common unitholders of record on the applicable record date by the earlier of (i) 20 business days following the publication of our results of operations with respect to such quarter or (ii) 90 days following the end of such quarter. Our partnership agreement generally defines “available cash” for any quarter as:

●	the sum of:
●	all of our and our subsidiaries’ cash and cash equivalents on hand at the end of that quarter;
●	as determined by our general partner, all of our and our subsidiaries’ cash or cash equivalents on hand on the date of determination of available cash for that quarter resulting from working capital borrowings (as described below) made after the end of that quarter; and
●	all of our cash and cash equivalents received by us from distributions on OpCo common units by the Operating Company made with respect to that quarter subsequent to the end of that quarter and prior to the date of distribution of available cash;
●	less the amount of cash reserves established by our general partner to:
●	provide for the proper conduct of our business (including reserves for our future capital expenditures and for our future credit needs);
●	comply with applicable law or any debt instrument or other agreement or obligation to which we or our subsidiaries are a party or to which our or our subsidiaries’ assets are subject; or
●	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

Working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to unitholders, and with the intent of the borrower to repay such borrowings within 12 months with funds other than additional working capital borrowings. Please read “Cash Distribution Policy.”

The limited liability company agreement of the Operating Company requires that, for the quarters ending March 31, June 30 and September 30, the Operating Company distribute its available cash to holders of record of its OpCo common units on the applicable record date by the earlier of (i) 20 business days following the publication by the managing member of the Operating Company of its results of operations with respect to such quarter or (ii) 60 days following the end of such quarter. For the quarter ended December 31, the limited liability company agreement of the Operating Company requires that the Operating Company distribute its available cash to holders of record of its OpCo common units on the applicable record date by the earlier of (i) 20 business days following the publication by the managing member of the Operating Company of its results of operations with respect to such quarter or (ii) 90 days following the end of such quarter. The limited liability company agreement of the Operating Company generally defines “available cash” for any quarter as:

●	the sum of:
●	all cash and cash equivalents of the Operating Company and its subsidiaries on hand at the end of that quarter; and
●	as determined by the managing member of the Operating Company, all cash or cash equivalents of the Operating Company and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings (as described below) made after the end of that quarter;
●	less the amount of cash reserves established by the managing member of the Operating Company to:
●	provide for the proper conduct of the business of the Operating Company and its subsidiaries (including reserves for future capital expenditures and for future credit needs of the Operating Company and its subsidiaries);

●	comply with applicable law or any debt instrument or other agreement or obligation to which the managing member of the Operating Company, the Operating Company or any of their subsidiaries is a party or to which its assets are subject; and
●	provide funds for distributions to the Operating Company’s unitholders for any one or more of the next four quarters.

Working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to unitholders, and with the intent of the borrower to repay such borrowings within 12 months with funds other than additional working capital borrowings. Please read “Cash Distribution Policy.”

In addition, the limited liability company agreement of our general partner contains provisions that prohibit certain actions without a supermajority vote of at least 66 2∕3% of the members of the Board of Directors, including:

●	the incurrence of borrowings in excess of 2.5 times our Debt to EBITDAX Ratio for the preceding four quarters;
●	the reservation of a portion of cash generated from operations to finance acquisitions;
●	modifications to the definition of “available cash” in our partnership agreement; and
●	the issuance of any partnership interests that rank senior in right of distributions or liquidation to our common units.

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the outstanding common units and Class B units, voting together as a single class.

In voting their common units, our general partner and its affiliates have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied covenant of good faith and fair dealing. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called (including units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional units	No approval right by common unitholders. Please read “Issuance of Additional Partnership Interests.”

Amendment of the partnership agreement

Certain amendments may be made by our general partner without the approval of the unitholders. Certain amendments that would alter, amend or repeal the voting rights of the Class B units or adopt any provision of our partnership agreement inconsistent with the voting rights of the Class B units will require the approval of holders of a majority of the Class B units. Other amendments generally require the approval of the holders of a unit majority. Please read “Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “Dissolution.”

Withdrawal of our general partner

Under most circumstances, the approval of unitholders holding a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2026 in a manner that would cause a dissolution of our partnership. Please read “Withdrawal or Removal of Our General Partner.”

Removal of our general partner

Not less than 662∕3 % of the outstanding units, including common units and Class B units held by our general partner and its affiliates, for cause. Any removal of our general partner is also subject to the approval of a successor general partner by the holders of a unit majority. Please read “Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer any or all of its general partner interest in us without a vote of our unitholders. Please read “Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No unitholder approval required. Please read “Transfer of Ownership Interests in Our General Partner.”

If any person or group, other than (a) our general partner and its affiliates, (b) the Contributing Parties and their respective affiliates, (c) a direct or subsequently approved transferee of our general partner or its affiliates, (d) purchasers specifically approved by our general partner or (e) any person or group who owns 20% or more of our partnership interests of a class as the result of any redemption or purchase of any other person’s or persons’ partnership interests by us or other similar action by us, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group loses voting rights on all of its units.

Voting Rights of Class B Units

Each holder of Class B units is entitled to receive notice of, be included in any requisite quora for, and participate in any and all approvals, votes or other actions of our partners on a pro rata basis as, and treating such persons for all purposes as if they are, unitholders holding our common units, including any and all notices, quora, approvals, votes and other actions that may be taken pursuant to the requirements of the Delaware Act or any other applicable law, rule or regulation, except as otherwise explicitly provided in our partnership agreement. The affirmative vote of the holders of a majority of the voting power of all Class B units voting separately as a class is required to alter, amend or repeal this provision or to adopt any provision of our partnership agreement inconsistent with this provision.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Kimbell Royalty GP, LLC as our general partner or from otherwise changing our management. Please read “Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than (a) our general partner and its affiliates, (b) the Contributing Parties and their respective affiliates, (c) a direct or subsequently approved transferee of our general partner or its affiliates, (d) purchasers specifically approved by our general partner or (e) any person or group who owns 20% or more of our partnership interests of a class as the result of any redemption or purchase of any other person’s or persons’ partnership interests by us or other similar action by us, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group loses voting rights on all of its units.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under the heading “Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he, she or it otherwise acts in conformity with the provisions of the partnership agreement, his, her or its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he, she or it is obligated to contribute to us for his, her or its common units plus his, her or its share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

●	to remove or replace our general partner for cause;
●	to approve some amendments to our partnership agreement; or
●	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to such person at the time he, she or it became a limited partner and that could not be ascertained from our partnership agreement.

Our subsidiaries conduct business in 28 states and we may have subsidiaries that conduct business in additional states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner for cause, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

Subject to certain limited exceptions, we will not issue any additional common units unless we contribute the net cash proceeds or other consideration received from the issuance of such additional common units to the Operating Company in exchange for an equivalent number of OpCo common units. It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which our common units and Class B units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior in right of distributions or liquidation to our common units and Class B units.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The common unitholders do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to propose or approve any amendment to our partnership agreement in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by the holders of a unit majority. In addition, any amendment that would alter, amend or repeal the voting rights of the Class B units or adopt any provision of our partnership agreement inconsistent with the voting rights of the Class B units must be approved by the affirmative vote of the holders of a majority of the voting power of all Class B units voting separately as a class.

Prohibited Amendments

No amendment may be made that would:

●	enlarge the duties or payment obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or
●	enlarge the duties or payment obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates).

No Limited Partner Approval

Subject to the voting rights of the Class B units, our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

●	a change in our name, the location of our principal office, our registered agent or our registered office;
●	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
●	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state;
●	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;
●	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;
●	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;
●	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
●	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;
●	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with our conduct of activities as otherwise permitted by our partnership agreement;
●	an amendment providing that any transferee of a limited partner interest (including any nominee holder or an agent or representative acquiring such limited partner interest for the account of another person) shall be deemed to certify that the transferee is not an Ineligible Holder (as defined below);

●	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or
●	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

●	do not adversely affect in any material respect the limited partners, considered as a whole, or any particular class of partnership interests as compared to other classes of partnership interests;
●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
●	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;
●	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or
●	are required to effect the intent expressed in the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Please read “Voting Rights.” Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

●	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;
●	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;
●	the entry of a decree of judicial dissolution of our partnership; or
●	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability under Delaware law of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Upon our liquidation, dissolution and winding up, prior to making any distribution of any of our assets to the holders of our common units, the holders of the then outstanding Class B units will be entitled to receive the Class B Contribution in respect of each such Class B unit.

Withdrawal or Removal of Our General Partner

Except as provided below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2026 without obtaining the approval of the holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2026, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “Transfer of General Partner Interest.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “Dissolution.”

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 662/3% of the outstanding units, voting together as a single class, including common units and Class B units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a unit majority. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to the partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Under this definition, “cause” generally does not include charges of poor management of the business. The ownership of more than 331∕3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or any third party without the approval of our unitholders.

Limited Call Right

If at any time our general partner and its affiliates (including our founders and their respective affiliates) hold more than 80% of the sum of (i) the number of common units then outstanding and (ii) the number of Class B units then outstanding equal to the number of OpCo common units, our general partner shall then have the right, which right it may assign and transfer in whole or in part to any of its affiliates or to us, exercisable at our general partner’s option, to purchase all, but not less than all, of such common units and Class B units (and treating the common units and Class B units as a single class of units) then outstanding held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

●	the highest per unit price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased during the 90 day period preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and
●	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his, her or its limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future.

Ineligible Holders; Redemption

Under our partnership agreement, an “Ineligible Holder” is a limited partner whose, or whose owners’, nationality, citizenship or other related status would create a substantial risk of cancellation or forfeiture of any property in which we have an interest, as determined by our general partner with the advice of counsel.

If at any time our general partner determines, with the advice of counsel, that one or more limited partners are Ineligible Holders, then our general partner may request any limited partner to furnish to our general partner an executed certification or other information about his, her or its nationality, citizenship or related status. If a limited partner fails to furnish such certification or other requested information within 30 days (or such other period as our general partner may determine) after a request for such certification or other information, or our general partner determines after receipt of the information that the limited partner is an Ineligible Holder, the limited partner may be treated as an Ineligible Holder. An Ineligible Holder does not have the right to direct the voting of its units and may not receive distributions in kind upon our liquidation.

Furthermore, we have the right to redeem all of our units of any holder that our general partner concludes is an Ineligible Holder or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the current market price of such unit (the date of determination of which shall be the date fixed for redemption). The redemption price will be paid, as determined by our general partner, in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC serves as the registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

●	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

●	special charges for services requested by a holder of a common unit; and
●	other similar fees or charges.

There is no charge to our unitholders for disbursements of our quarterly cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.